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Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 DEC 18 AM 7:21

Santos

03045264

SUPPL

Date: Thu 18 Dec 2003 12:00:51 AM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos Weekly Drilling Summary w/e 18 December 2003

Number of pages (incl. cover sheet): 2

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

dlw 1/6

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Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Week Ending 18th December 2003

Delineation Wells (Near Field Exploration / Appraisat Wells)

Chinook 1

Type	Near Field Exploration Well	
Location	QLD, Cooper Basin ATP 259P (Former Aquitaine B Block), 3.7km NNE of Karmona East 1, 4.1km SW of Tanu 1 and some 14km NE of the Ballera Gas Centre.	
Status at 0600hrs 18/12/03	Pulling out of hole to run production casing. Chinook 1 reached a total depth of 2554m with 347m progress for the week. The well is to be cased and suspended pending completion as a future Permian Gas Producer.	
Planned Total Depth	2564m	
Interest	Santos Group	60.0625%
	Delhi	23.2000%
	Origin Energy Resources Ltd	16.5000%
	Oil Company of Australia	0.2375%
Operator	Santos Group	

Mulberry 1

Type	Oil Near Field Exploration	
Location	Queensland, Cooper Basin PL 39, Tintaburra Block, 2.5km SW of Gimboola 1, 2.3km SW of Gimboola West 1 and some 126km NE of Jackson Oil facility.	
Status at 0600hrs 18/12/03	Waiting on cement having set production casing. Mulberry 1 reached a total depth of 1427m with 602m progress for the week. A drill stem test of the Birkhead Formation over the interval 1241m-1254m recovered approximately 130 litres (an equivalent daily rate of 230 barrels) of 45.8° API from a 5 minute flow period. The well is cased pending completion as a future Jurassic Oil Producer. The rig is expected to be released later today and will move to Merula 1, a Near Field Exploration well in ATP 299P.	
Planned Total Depth	1411m	
Interest	Santos Group	89.0%
	Drillsearch Energy Ltd	10.0%
	CPC Energy Pty Ltd	1.0%
Operator	Santos Group	

Chance 1

Type	Gas Delineation	
Location	Texas, USA Runnells Field, Matagorda County.	
Status at 0600hrs 17/12/03 (Houston Time)	Running in hole to drill ahead after setting intermediate casing. The current depth is 3007m with 270m progress for the week.	
Planned Total Depth	3553m	
Interest	Santos Group	100%
Operator	Santos Group	

During the week ending 18th December, 2003 Santos Limited also participated in 3 delineation and 12 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Thu 18 Dec 2003 12:30:26 AM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Amendment to the Weekly Drilling Summary
w/e Thursday 18 December 2003

Number of pages (incl. cover sheet): 2

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Week Ending 18th December 2003

Wildcat Exploration Wells

Jeruk 1

Type	Exploration
Location	Offshore Indonesia Sampang PSC, East Java Basin. 35km WSW of the Oyong Field and some 40km SE of Surabaya.
Status at 0600hrs 18/12/03 (Jakarta Time)	Changing blow out preventers from 21 ¼" to 13 5/8". The current depth is 2295m, with 859m progress from the kick-off depth.
Planned Total Depth	5172m
Interest	Santos Group 50% PT Medco Sampang 50%
Operator	Santos Group

Hill 1

Type	Exploration Wildcat
Location	Offshore Victoria, Otway Basin VIC P/51, 50km SE of Bridgewater Bay 1, and some 54km SSE of Portland.
Status at 0600hrs 18/12/03	Running in hole to drill out intermediate casing. The current depth is 1810m with 1033m progress for the week. The well spudded on 08/12/03.
Planned Total Depth	2575m
Interest	Santos Group 80.00% INPEX Alpha Ltd 20.00%
Operator	Santos Group

Torres 1

Type	Gas Exploration
Location	Texas, USA West Mercedes Prospect, Hidalgo County.
Status at 0600hrs 17/12/03 (Houston Time)	Drilling ahead surface hole. The current depth and progress for the week is 847m. Torres 1 spudded on 11/12/03.
Planned Total Depth	4176m
Interest	Santos Group 25.0% WI
Operator	Suemaur Group

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 18th December, 2003 Santos Limited also participated in 3 delineation and 12 development wells.
A complete list of Santos' drilling activity is available from www.santos.com